Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69495

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Focus Strategies Merchant Banking LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7600 N Capital of Texas Hwy, Bldg B Suite 345

(No. and Street)

Austin	TX	78731
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

F. Gary Valdez	512-477-3280 ext 14	gvaldez@focus-strategies.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company

(Name – if individual, state last, first, and middle name)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)
11/20/2014		6072	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

Public

OATH OR AFFIRMATION

I, F. Gary Valdez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Focus Strategies Merchant Banking LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Operating Decision Maker

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Public

FOCUS STRATEGIES MERCHANT BANKING, LLC

Financial Statements and Supplemental Schedules

with Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2025
Report Pursuant to Rule 17a-5

Public

FOCUS STRATEGIES MERCHANT BANKING, LLC

December 31, 2025

Contents



Public

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Member of Focus Strategies Merchant Banking, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Focus Strategies Merchant Banking, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Focus Strategies Merchant Banking, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Focus Strategies Merchant Banking, LLC's management. Our responsibility is to express an opinion on Focus Strategies Merchant Banking, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Focus Strategies Merchant Banking, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Focus Strategies Merchant Banking, LLC's auditor since 2020.

Austin, Texas
February 6, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	255,749
Accounts receivable		30,000
Prepaid expenses		1,646
TOTAL ASSETS	**$**	**287,395**

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	13,707
Related Party payable		18,419
Total liabilities		32,126
Member's Equity		255,269
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**287,395**

See accompanying notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC
Notes to Financial Statements
December 31, 2025

Note 1: Summary of Significant Accounting Policies

General

Focus Strategies Merchant Banking, LLC (the "Company") is a Limited Liability Company. The ownership changed on August 31, 2025 from being 100% owned by one member and became a wholly owned subsidiary of Focus Strategies Partner, LLC. It is organized under the laws of the State of Texas and is a member of the Financial Industry Regulatory Authority ("FINRA"). As there were no changes in the Company's existing management, business operations or supervisory systems, there were no amendments to the Company's current FINRA Membership Agreement with the change in ownership. The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing registered investment banking professionals with a platform to assist private and public companies obtain equity/debt capital or liquidity or growth through mergers or acquisition. The Company does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance. The Company's chief operating decision maker ("CODM") is its President.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The company's ability to continue as of going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to generate revenue and or obtain capital contribution to meet current and future obligations. The member or owner of the company has evaluated these conditions and is committed to providing funding as needed to satisfy its capital needs.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United State of America ("GAAP"). Financial statements are prepared using the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue from monthly transaction retainer fees to assist clients in the buying and selling of companies and raising capital, and success fees related to closing financial transactions, which may include accounts receivable.

Revenue from contracts with customers includes retainer revenue and success fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Retainer fees originate from the execution of an engagement letter with a client to provide resources to assist the client in preparing information needed in order to raise capital or sell their company. The execution of an engagement letter by a client creates the performance obligation to assist the client by providing transaction advisory services for at least a 30-day period. General activities and tasks included within the Company's promise to provide these monthly services include preparing marketing materials, identifying potential capital providers, obtaining Indications of Interest, completing management meetings with prospective capital providers, obtaining Letters of Intent, and negotiating the transaction. The contracts do not have fixed durations and can be unilaterally terminated by the Company or client with 30 days' notice and without penalty. Retainer fees are billed and recognized monthly as these activities are performed over a period of time. The engagement letter also contains the agreed fixed monthly amount of each non-refundable advisory fee. The Company considers the performance obligations related to retainer income to be separate and distinct from those related to success fees. There is no deferred revenue for open contracts as of December 31, 2025.

Success fees originate from the execution of an engagement letter with a client in order to raise capital or sell their company. The engagement letter defines the formula used to calculate the success fee in the event of a successful transaction closing. The execution of an engagement letter by a client generates the performance obligation to successfully complete the financial transaction, and success fee revenue is not recognized until the transaction closes due to the unforeseeable nature of successfully completing a transaction.

Accounts Receivable

Accounts Receivable consist of services performed through the balance sheet date which are generally billed and collected within 60 days. Accounts Receivable are recorded at amount billed to clients less an allowance for doubtful accounts. The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. The Company continually reviews the credit quality of its clients, and if deemed necessary, an allowance will be established. As of December 31, 2025 no allowance for credit losses has been recorded.

Banker Commissions

Commissions are earned, recognized, recorded, and paid at the closing of a successful transaction. The Company has a Banker Compensation Policy that describes this practice, which has been executed and acknowledged by each Banker. These commissions are included in the salaries, commissions and benefits account on the Statement of Operations.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less. At December 31, 2025, the Company had no such cash equivalents.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value. The estimated fair value of accounts receivable and accounts payable approximates the carrying amount due to the relatively short maturity of these instruments. The instruments are not held for trading purposes.

Income Tax

The Company is organized as a limited liability company and is a wholly owned subsidiary of a Parent company. As a result, income or losses are taxable or deductible to the parent company rather than at the Company level; accordingly, no provision has been made for federal income taxes in the accompanying financial statements. In certain instances, the Company is subject to state taxes on income arising in or derived from the state tax jurisdictions in which it operates.

Income tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more likely than not threshold, it is then measured to determine the amount of expense to record in the financial statements. The tax expense recorded would equal the largest amount of expense related to the outcome that is 50% or greater likely to occur. The Company classifies any potential accrued interest recognized on an underpayment of income taxes as interest expense and classifies any statutory penalties recognized on a tax position taken as operating expense. Management of the Company has not taken a tax position that, if challenged, would be expected to have a material effect on the financial statements as of or for the year ended December 31, 2025.

The Company did not incur any penalties or interest related to its state tax returns during the year ended December 31, 2025.

The collection of tax from the Company is only an administrative convenience for the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on Company income, regardless of who pays the tax or when the tax is paid, is attributed to the members. Any payment made by the Company as a result of an IRS examination will be treated as a distribution from the Company to the members in the financial statements.

Recently Issued Accounting Pronouncements
Accounting standards that have been issued or proposed by Financial Accounting Standard Board ("FASB") or other standard setting bodies are not expected to have material impact on the Company's financial position, results of operations or cash flows.

Note 2: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was 0.143660 to 1. At December 31, 2025 the Company had net capital of $223,624 which was $218,624 in excess of its required net capital of $5,000 on that day.

Note 3: Related Party Transactions

The Company has an affiliate company, Focus Strategies Holdings LLC, which provides investment banking and consulting services that do not involve the sale of securities, and therefore do not require a broker/dealer. Staff and other expenses are paid by Focus Strategies Holdings, LLC, and are shared between the two companies based on an expense sharing arrangement between the companies. In 2025 the Company paid 49.24% of these expenses as reimbursement to Focus Strategies Holdings, LLC.

This allocation is normally reviewed annually and adjusted as needed to accurately allocate the expenses between the companies. The expenses charged to the Company by Focus Strategies Holdings, LLC for 2025 were $308,953 of which $18,419 was included in accounts payable at December 31, 2025.

Note 4: Significant Customers

In 2025, one customers' combined retainer and success fees comprised more than 10% of Company revenues as listed below:
- Customer A: 93.38%

As of December 31, 2025, one customer comprised more than 10% of Company accounts receivable as listed below:
- Customer B: 100%

Note 5: Credit Risk

At December 31, 2025, and at various times throughout the year, the Company may have had cash balances in excess of federally insured limits. The Company maintains its operating cash at one financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Note 6: Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 7: Subsequent Events

The Company has evaluated subsequent events through February 6, 2026, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. There are no subsequent events requiring recognition.